SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                              (Amendment No. 21)


                                   QVC, Inc.

                               (Name of Issuer)


                    Common Stock, par value $.01 per share

                        (Title of Class of Securities)


                                  747262 10 3

                                (CUSIP Number)


                             Stanley L. Wang, Esq.
                   Senior Vice President and General Counsel
                              Comcast Corporation
                              1500 Market Street
                            Philadelphia, PA 19102
                            Tel. No. (215) 981-7510


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                August 4, 1994

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747262 10 3
_________________________________________________________________
   (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         COMCAST CORPORATION
         23 - 1709202
_________________________________________________________________
   (2)   Check the Appropriate Box if a Member of a Group
                                                                      (a)  [X]
                                                                      (b)  [ ]
_________________________________________________________________
   (3)   SEC Use Only
_________________________________________________________________
   (4)   Source of Funds
         BK, WC
_________________________________________________________________
   (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            [ ]
         _________________________________________________________________
   (6)   Citizenship or Place of Organization
         Pennsylvania
_________________________________________________________________
Number of          (7)  Sole Voting Power                            0 Shares
Shares
Beneficially       (8)   Shared Voting Power                23,216,572 Shares
Owned by
Each Reporting     (9)   Sole Dispositive Power                      0 Shares
Person
With              (10)   Shared Dispositive Power           23,216,572 Shares
       _________________________________________________________________
   (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
         23,216,572   Shares (consisting of 8,627,934 Shares held by
         Comcast directly, 4,000,000 Shares previously reported to be held by Barry Diller, 10,255,867 previously reported to be held by Liberty Media Corporation, a Delaware corporation ("Liberty") and 332,771 Shares held by TeleCommunications, Inc., a Delaware corporation ("TCI") which may be deemed to be beneficially owned by Comcast as part of a group with Barry Diller, with Liberty and with TCI under Rule 13d-5 of the Act. See Item 5.)
_________________________________________________________________
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]


Excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of Comcast. The Reporting Person disclaims beneficial ownership of all such shares. See Item 5.
_________________________________________________________________
   (13)  Percent of Class Represented by Amount in Row (11)

         46.9%   See Item 5.

_________________________________________________________________
   (14)  Type of Reporting Person (See Instructions)
         CO


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 21)

                                 Statement Of

                              COMCAST CORPORATION

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                   QVC, INC.



            This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc. (formerly, "QVC Network, Inc."), a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Comcast Corporation, a Pennsylvania corporation ("Comcast" or the "Reporting Person"), as most recently amended by Amendment No. 20 thereto, dated as of July 22, 1994 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below. The Reporting Person filed Amendment Nos. 7 through 18 of the Schedule 13D as a member of a Reporting Group with Barry Diller and Liberty Media Corporation, a Delaware corporation ("Liberty"). Comcast, which may be deemed to be part of a "group" with Barry Diller and as part of another "group" with Liberty and Tele-Communications, Inc., a Delaware corporation ("TCI") (in each case within the meaning of Rule 13d-5 under the Act), has elected to file this Report separately and not as part of a joint filing with Mr. Diller, Liberty or TCI. All information regarding Barry Diller, Liberty and TCI is provided to the best knowledge of Comcast but is without verification. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


Item 2.     Identity and Background
            -----------------------

            Item 2 of the Schedule 13D is hereby amended and supplemented to include the following information:

             As a result of a revised letter agreement, dated August 4, 1994, among Comcast, Liberty and TCI (the "Bidder Agreement") (which supersedes the Letter Agreement dated July 21, 1994 between Comcast and Liberty in its entirety), a copy of which is filed as an exhibit hereto and is incorporated by reference herein, Comcast, Liberty and TCI may be deemed to be a group within the meaning of Rule 13d-5 under the Act. As a result of a letter agreement (the "Diller Agreement"), dated August 4, 1994, among Comcast, Barry Diller and Arrow Investments, L.P. ("Arrow", and together with Diller and entities controlled by Diller or Arrow, the "Arrow Group"), a copy of which is filed as an exhibit hereto and is incorporated by reference herein, Comcast, Diller and Arrow may be deemed to be a group within the meaning of Rule 13d-5 under the Act. Under the Stockholders Agreement to which Comcast and Barry

Diller were parties, as previously described in the Schedule 13D, Comcast and Mr. Diller were deemed to be a group within the meaning of Rule 13d-5 under the Exchange Act. This Stockholders Agreement is being terminated, subject to the absence or waiver of any inconsistent agreements (as described in Item 4 below).

Item 3.     Source and Amount of Funds or Other Consideration
            _________________________________________________

            Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

            The total cost of the acquisition (as described in Item 4 below) of the remainder of the Company's stock not currently owned by Comcast or Liberty will be approximately $1.42 billion. Comcast and Liberty have agreed to fund approximately $267 million and $20 million respectively, of the acquisition with the balance to be provided through debt financing, which, after the merger will be an obligation of the Company.

Item 4.     Purpose of Transaction
            ______________________

            Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

            On August 4, 1994, Comcast, Liberty, Comcast QMerger, Inc., a Delaware corporation ("QMerger"), and the Company executed a definitive merger agreement (the "Merger Agreement") pursuant to which Comcast and Liberty will acquire the Company. In accordance with the Merger Agreement, the Offer will commence on or prior to Thursday, August 11, 1994 for all of the outstanding shares of Common Stock at a price of $46 per share in cash and for all of the outstanding shares of Preferred Stock at a price of $460 per share in cash. Following expiration of the Offer, a wholly-owned subsidiary of QMerger will merge with and into the Company and any remaining shares of the Company will be converted into cash at the same price as offered in the Offer. Following the Merger, Comcast and Liberty will own approximately 57% and 43%, respectively, of the QMerger.

            The Offer is conditioned upon (i) Comcast and Liberty acquiring a number of Shares which, together with the Shares already owned by Comcast and Liberty, represent, on a fully diluted basis, a majority of the outstanding shares of Common Stock of the Company, (ii) Comcast and Liberty obtaining the requisite financing on satisfactory terms to purchase all of the outstanding shares of the Company and (iii) the receipt of certain governmental approvals.

            The Company has agreed that if the Merger Agreement is terminated in certain circumstances prior to consummation of the Merger, the Company will pay $55 million to Comcast and Liberty, which will first be applied to fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement, and then will be divided evenly between Comcast and Liberty.

            The Board of Directors of the Company has determined that the transactions contemplated in the Merger Agreement, including the Merger and the Offer are fair and in the best interests of the Company's shareholders other than Comcast and Liberty.

             Also on August 4, 1994, Comcast, Liberty and TCI executed the Bidder Agreement pursuant to which Comcast and Liberty, among other things, amended the Offer from $44 per share of Common Stock to $46 per share of Common Stock and $460 per share of Preferred Stock. Comcast and Liberty also agreed to contribute to QMerger their respective holdings in Common Stock, or securities convertible into Common Stock. Comcast has also agreed to contribute to QMerger an amount of cash approximately equal to $267 million plus the amount necessary to exercise all warrants to acquire Common Stock that it agreed to simultaneously contribute to QMerger. Liberty agreed to contribute approximately $20 million cash to QMerger. In addition, Comcast and Liberty agreed to arrange financing required by the Merger Agreement and to cause the Company to waive any remaining rights it may have pursuant to the Company Repurchase Rights (as defined in the Stockholders Agreement).
Comcast, Liberty and TCI have agreed to vote all of their respective shares of Common Stock in favor of the Merger.

            Also on August 4, 1994, Comcast, Arrow and Barry Diller entered into the Diller Agreement pursuant to which the Stockholders Agreement and all obligations thereunder were terminated, subject to the absence or waiver of any inconsistent agreements, provided, however, that if the Merger Agreement is terminated, the Stockholders Agreement will be restored immediately. Diller agreed to vote, as a Director of the Company, in favor of the Merger Agreement and the transactions contemplated therein, subject to Diller's fiduciary duties as a member of the Board of Directors. The Arrow Group agreed to tender all shares of Common Stock owned by it pursuant to the Offer and to vote in favor of the Merger Agreement and the Merger and against any similar transaction involving the Company unless Comcast or Liberty consents. Diller and Arrow agreed that neither will solicit a proposal with respect to an Alternative Transaction (as defined in the Merger Agreement) other than as permitted under the Merger Agreement. Further, Comcast agreed to continue Diller's employment under the Equity Compensation Agreement until December 12, 1994.

            The description contained herein of the Bidder Agreement, the Merger Agreement and the Diller Agreement is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibits 99.48, 99.49, and 99.50, respectively, hereto and are incorporated by reference herein.

            Notwithstanding anything contained herein, Comcast reserves the right, depending on other relevant factors to change its intention with respect to any and all of the matters as referred to in Item 4 of this Report.

Item 5.     Interest in Securities of the Issuer
            ____________________________________

            Item 5 is hereby amended and supplemented to include the following information:

            (a) As of the date hereof, the beneficial ownership by Comcast of equity securities of the Company, the total amounts thereof now outstanding and the percentage of said ownership are set forth in the table below. Except as noted therein, such table: (i) includes all of the Company's securities as to which Comcast has sole voting power or sole investment power and all such securities as to which Comcast shares voting power or shares investment power;
(ii) assumes that there is no exercise by the Company of its right to require Comcast to sell certain of the securities held by it to the Company in the event that certain carriage requirements related to the Company's programming are not met (the "Company Repurchase Rights"); and (iii) assumes the exercise of all Warrants, the conversion of all shares of Preferred Stock (all of which are presently exercisable or convertible) beneficially owned by Comcast and the adjustment of the number of shares of the Company's Common Stock that would be outstanding subsequent to such exercise or conversion.

            According to the Company's representation in the Merger Agreement, the number of shares of the Common Stock which were issued and outstanding as of June 30, 1994 was 40,226,197.

                   Registered Equity      No. of Shares            Adjusted Shares        % Beneficially
                   Securities             Beneficially Owned      to be Outstanding         owned
                   -------------------    --------------------    -------------------    ----------------
Comcast            Common Stock             8,627,934(1,2)           42,646,697               20.2%


      (1) The shares of Preferred Stock beneficially owned by Comcast may be subject to Company Repurchase Rights. The Company Repurchase Rights relating to the Preferred Stock are exercisable until 2004. However, Comcast and Liberty have agreed that following the Merger they will cause the Company to waive all such Company Repurchase Rights.

      (2) Includes 720,500 shares of Common Stock issuable upon the conversion of 72,050 shares of Preferred Stock and 1,700,000 shares of Common Stock issuable upon the exercise of certain Warrants. Does not include any shares of Common Stock which may be considered beneficially owned by Comcast as a result of the relationship of Mr. Brian L. Roberts, Mr. Ralph J. Roberts or Sural Corporation to Comcast. Also excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of Comcast and Sural. Does not include any shares of Common Stock beneficially owned by Barry Diller, Arrow, Liberty or TCI, who may be deemed to be part of a group with Comcast within the meaning of Rule 13d-5 under the Act. Mr. Diller has previously reported on Schedule 13D beneficial ownership of 4,000,000 shares of Common Stock (which includes options to purchase 3,000,000 shares of Common Stock which are presently exercisable), Liberty has previously reported on
Schedule 13D beneficial ownership of 10,255,867 shares of Common Stock (which includes 372,866 shares of Series B and Series C Preferred Stock presently convertible into 3,728,660 shares of Common Stock) and TCI has previously reported on Schedule 13D beneficial ownership of 332,771 shares of Common Stock (which includes 17,922 shares of Series B Preferred Stock presently convertible into 179,220 shares of Common Stock) which if deemed to be beneficially owned by Comcast would result in Comcast having beneficial ownership of 23,216,572 shares of Common Stock or about 46.9% of the fully diluted outstanding shares of Common Stock.

            To the knowledge of Comcast, the number of shares of Common Stock beneficially owned by its executive officers, directors and controlling persons listed on Schedule 1 to the Schedule 13D (beneficial ownership of which shares is disclaimed by Comcast) is set forth below:


                                          No. of Shares of Common
                  Individual              Stock Beneficially Owned
                  __________              ________________________

                  Ralph J. Roberts                     5,000(3)
                  Brian L. Roberts                       750
                  Daniel Aaron                         1,500
                  Irving A. Wechsler                  12,000
                  Sheldon M. Bonovitz                  1,500(4)
                  Suzanne F. Roberts                   5,000(5)
                  Anne Wexler                            500
                  Robert B. Clasen                     1,000(6)

   (3) Excludes 5,000 shares beneficially owned by Suzanne F. Roberts, Mr. Roberts' wife, as to which shares Mr. Roberts disclaims beneficial ownership.

   (4) Excludes 6,500 shares owned by certain trusts of which Mr. Bonovitz serves as trustee and 1,000 shares beneficially owned by Mr. Bonovitz' wife, as to which shares Mr. Bonovitz disclaims beneficial ownership.

   (5) Excludes 5,000 shares beneficially owned by Ralph J. Roberts, Mrs. Roberts' husband, as to which shares Mrs. Roberts disclaims beneficial ownership.

   (6) Mr. Clasen purchased his shares in open market transactions on April 14, 1994 at $39 per share.


         (b) Pursuant to the Bidder Agreement, Liberty, TCI and Comcast have an agreement with respect to the disposition or voting of the outstanding equity securities of the Company and Comcast has shared beneficial ownership of Common Stock beneficially owned by Liberty and TCI. Pursuant to the Diller Agreement, Barry Diller and Comcast have an agreement with respect to the disposition or voting of the outstanding equity securities of the Company and Comcast has shared beneficial ownership of Common Stock beneficially owned by Barry Diller.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to the
         Securities of the Issuer
         _______________________________________

         Item 6 is hereby supplemented and amended to include the following information:

         The information contained in Item 4 is incorporated herein by reference.

         Comcast, Liberty and TCI (but as to TCI, only with respect to clauses (i) and (iv) below) have agreed to (i) vote all shares of the Company's capital stock in which it has, directly or indirectly, the power to vote or control the voting of, in favor of the Merger and the related matters provided for in the Merger Agreement, (ii) not sell or dispose of any shares of the Company's capital stock (or rights to acquire such shares) owned (now or at any time prior to the Merger), directly or indirectly, by it or enter into any agreement, arrangement or understanding with any other person the effect of which is to limit or restrict its right to vote such shares in accordance with the terms of the Bidder Agreement,
(iii) not enter into any agreement, arrangement or understanding with any person with respect to the purchase, sale or voting of shares of the Company, and (iv) not solicit or encourage any Alternative Transaction (as defined in the Merger Agreement).

         Further, if any proposal for an Alternative Transaction which offers an amount per share greater than that offered in the Merger (a "Superior Proposal") shall be received by the Company prior to the consummation of the Merger, Comcast and Liberty agree to use all reasonable efforts, acting in good faith, to agree on a response to such Superior Proposal.

         The description contained herein of the Merger Agreement or the Bidder Agreement is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits
         ________________________________

         Item 7 of the Schedule 13D is hereby supplemented and amended by adding the following information thereto:


       Exhibit Title
       ------- -----
         99.48 Letter Agreement dated August 4, 1994 among Comcast Corporation, Liberty Media Corporation and Tele-
               Communications, Inc.

         99.49 Agreement and Plan of Merger, dated August 4, 1994 among Comcast Corporation, Liberty Media Corporation, Comcast QMerger, Inc. and QVC, Inc.

         99.50 Letter Agreement, dated August 4, 1994, among Comcast Corporation, Liberty Media Corporation and Barry Diller.

         99.51 Press Release dated August 4, 1994 of Comcast Corporation and Liberty Media Corporation.


                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.


Dated:   August 8, 1994


COMCAST CORPORATION


                                       By:    /s/ Julian A. Brodsky
                                       Name:  Julian A. Brodsky
                                       Title: Vice Chairman